Exhibit 4.27

*	CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. REDACTED PORTIONS OF THIS EXHIBIT ARE MARKED BY AN *.

DISTRIBUTION AGREEMENT

THIS DISTRIBUTION AGREEMENT is entered into as of July 23, 2002 (the “Effective Date”) by and between KS Biomedix Plc. (“KS”), a company located at 1 Occam court surrey research park, Guilford surrey GU2 7HJ United Kingdom and Medison Pharma Ltd, 10, Hashiloach St., Petach Tikva, (“Distributor”), an Israeli Corporation.

Whereas, KS is engaged in the business of developing and marketing of pharmaceutical products; and

Whereas, KS enjoys the full right and interest in and to the Product (as hereinafter defined) and has the sole and exclusive right to market and sell the Product in certain territories, including the Territory (as hereinafter defined); and

Whereas, KS is seeking a distributor of the Product in the Territory; and

Whereas, Distributor has the marketing and sales force in the Territory to enable it to effectively market the Products in the Territory.

THE PARTIES DO HEREBY AGREE AS FOLLOWS:

1.	DEFINITIONS

1.1 “Affiliate” of a party means any business entity controlling, controlled by or under common control with that party. “Control” means direct or indirect beneficial ownership of at least fifty percent (50%) of the voting or income interest in such entity.

1.2 “Agreement Year” shall mean the twelve (12) month period beginning on the Effective Date, and each succeeding twelve (12) month period.

1.3 “Binding Order” has the meaning set forth in Section 7.1.

1.4 “Competitive Products” has the meaning set forth in Section 3.4

1.5 “Confidential Information” has the meaning set forth in Section 12.

1.6 “Dollars” or “$” means United States currency.

1.7 “Follow On Indications” means treatment of refractory and progressive high-grade gliomas in children, newly-diagnosed gliomas and metastatic brain tumours.

1.8 “Forecast” has the meaning set forth in Section 7.1.

1.9 “Indemnified Party” has the meaning set forth in Section 14.1

1.10 “Indemnifying Party” has the meaning set forth in Section 14.1

1.11 “Initial Indication” means the treatment of refractory high-grade gliomas in adults.

1.12 “Marketing Approvals” means all required consents, licenses, authorizations and approvals, including any product reimbursement, required to market and sell the Products in the Territory.

1.13 “Product” means “TransMID” a mutated diptheria toxin conjugated to transferrin

1.14 “Regulatory Authority” means any government agency having the responsibility for having product registrations and other government permits with respect to the marketing of the Products in the Territory licensing Products in any country of the Territory.

1.15 “Schedule(s)” refers to the Schedules attached to this Agreement and incorporated herein by this reference.

1.16 “Specifications” means the specifications supplied from time to time by KS to meet regulatory requirements for the Product.

1.17 “Term” has the meaning set forth in Section 11.1.

1.18 “Territory” means Israel and Palestine Authorities.

1.19 “Trade Name” means “TransMID”.

1.20 “Trademarks” means the trademarks listed on Schedule 2.

1.21 “Net Sales Price” means the gross price charged for the Product by Distributor to purchaser of the Product minus (1) trade discounts, such as cash discounts, prompt payment or volume discounts, (2) credits or allowances actually granted upon claims, rejections, or returns of the product and (3) sales, value added and other taxes actually paid by the Distributor, but not including taxes assessed on income resulting from such sales.

2.	APPOINTMENT OF DISTRIBUTOR

KS hereby appoints Distributor as an exclusive Distributor of the Products in the Territory, and shall endeavor to supply Distributor, for the term of and subject to the provisions of this Agreement, with such quantities of the Products as are necessary to supply the demand therefore in the Territory.

3.	RIGHTS AND OBLIGATIONS OF DISTRIBUTOR

3.1 Distribution. Distributor shall through the use of its salespeople, technical service, and its promotional, warehousing, and distribution activities, develop trade for and promote, market, and distribute the Products in the Territory. Distributor shall purchase from KS and maintain an inventory of such quantities of the Products as are necessary to assure continuous availability of the Products for all customers in the Territory.

3.2 No Export. Distributor shall not seek or supply customers, establish any branch, or maintain any distribution depot outside the Territory with respect to the Products. The Distributor shall not have the right to sell, directly or indirectly, the Products outside the Territory.

3.3 Exclusivity. Except as otherwise provided herein, this distributorship shall be exclusive to Distributor within the Territory. The phrase “exclusive to Distributor within the Territory” shall mean that so long as Distributor fully performs its obligations under this Agreement, KS shall not appoint any other distributor for distribution of the Products within the Territory.

3.4 Non-Compete. During the term of this Agreement, Distributor and its Affiliates shall not, market or sell or distribute products competitive with the Product, in the Territory.

3.5 Investment. In return for the distribution rights the distributor will purchase KS shares, upon the execution of this Agreement, at the amount of Thirty Thousands Dollars ($30,000). The effective share price will be calculated by the average share price in the last three days preceding the execution date plus 20%.

4.	REGULATORY AND OTHER GOVERNMENTAL COMPLIANCE

4.1 Compliance. Distributor shall comply with all legal and all governmental regulatory requirements regarding Products sold by Distributor under this Agreement.

4.2 Marketing Approvals

4.2.1 Responsibility. Distributor shall, at its own expense, obtain, maintain and review from each Regulatory Authority all required Marketing Approvals for the Initial Indication and Follow On Indications and shall keep KS informed in writing of the status of the same. KSB shall pursue these indications outside of the territory and Distributor shall follow in the Territory, subject to the conditions in 4.2.1.1

4.2.1.1 KS shall advise Distributor on a regular basis of the clinical development and regulatory status of TransMID and provide an available data package for the Initial Indication and for each of the Follow On Indications in territories outside of the Territory. Should the first regulatory submission(s) in a territory other than the Territory be rejected or significantly delayed, Distributor and KS will jointly review and agree the commercial viability of pursuing clinical development and regulatory submissions for the Follow On Indications in the Territory.

4.2.2 Ownership. According to Israeli law, the Marketing Approval must be held in the name of an Israeli company. Therefore, KS authorizes Distributor to hold the Marketing Approvals of the Products in Israel, until such time as KS requests a transfer of the

Marketing Approvals. Distributor acknowledges that KS is the beneficial owner of such Marketing Approval and Distributor shall provide KS with the original of registration certificates and other official, documents relating to the Products and the Marketing Approvals immediately following Distributor’s receipt of such documents.

4.2.3 Labeling. Distributor shall not obscure, remove or otherwise interfere with any instructions of any regulatory authority as to the use or warnings or other statements concerning the Products on the packaging or labeling of, or in any leaflet or insert accompanying, any Products sold hereunder, provided only that the packaging of such Products conforms, to the requirements of this Agreement.

4.3 Cooperation. Distributor shall cooperate with KS in supplying KS with any data or documents that may be required by KS with respect to any government regulation, registrations, or approvals, including but not limited to, fully supporting KS in the process of obtaining and maintaining any patent extensions or protection certificates for the Products.

5.	MARKETING

5.1 General. Distributor will use commercially reasonable efforts to promptly market, launch and sell the Products in the Territory. Distributor shall not sell, offer for sale or advertise for sale any Products in the Territory until all of the Marketing Approvals are obtained and Distributor shall cease selling, offering for sale and advertising for sale any Product in the Territory immediately upon the revocation, cancellation, suspension or lapsing of the Marketing Approval for such Product. KS will supply no more than 10 patient treatments of the Products free of charge unless negotiated in good faith between the parties.

5.2 Promotional Material. KS shall provide Distributor with copies of its current promotional materials related to Products in order for Distributor to adapt such promotional materials. Distributor shall provide KS with copies of all its final promotional materials related to Products.

5.3 Customers. Distributor shall inform customers and potential customers of the availability and desirability of the Products; handle promptly all inquiries, quotations, correspondence and orders. Distributor shall maintain a list consisting of the name, address, and volume of purchases to date of each customer of the Products and shall furnish such list at any time requested by KS.

5.4 Updates and Other Information. By September 30 of each calendar year, Distributor shall provide to KS clinical development, marketing and sales updates on Products in the Territory including the Products’ market potential, sales trends, forecasts, and competition, and report on changes in marketing techniques, regulatory climate, and such other similar subjects as KS may reasonably require. Distributor will cooperate with KS personnel and designees and give them reasonable access to marketing records and data during their visits to the Territory. If appropriate, Distributor shall inform KS of its marketing strategies prior to implementation and shall follow any direction given to Distributor by KS.

5.5 KS will review any clinical protocol prior to the start of the trial and be provided a copy of the clinical report of any clinical development work carried out in the Territory or initiated by Medison. Furthermore, KS will be supplied with any publications resulting from such Clinical Development work for review prior to publication. KS will be supplied with protocols and publications at least 60 days before trial commencement or publication.

6.	ADVERSE EVENTS, RECALLS AND OTHER REGULATORY MATTERS

6.1 Contact Persons. Each party shall inform the other party of a contact person for Regulatory Affairs, Quality Control and Pharmacovigilance, along with such person’s phone number and other pertinent information. Each party shall inform the other party if the contact person changes.

6.2 Adverse Events/Pharmacovigilance. Distributor shall inform KS’s Pharmacovigilance Department in writing of all adverse events associated with the use of the Products in the Territory as soon as possible and no later than 1 working days following receipt by the distributor of such Adverse Events, including information about the reporter, the details of the Adverse Events and the particular lot(s) involved. Distributor shall be responsible for notifying the applicable Regulatory Authority in the Territory.

6.3 Product Complaints. Distributor shall inform KS’s QC Department in writing of any Product complaints or of any unusual amounts of Product returns.

6.4 Product Recall. Distributor shall have an established system to ascertain all recipients of Product by lot number and quantity. If either Party determines that an event, incident or circumstance has occurred which may result in the need for a recall or other removal of any Product, or any lot or lose thereof, from the market, such Party shall advise the other and the Parties shall consult with respect thereto. KS shall have the sole authority to decide whether a recall or other removal of such Product shall be made. All costs and expenses of such recall or removal, including, without limitation, expenses and other costs or obligations to third parties will be cover by KS.

6.5 Annual Reports. Distributor shall prepare and forward to the KS Regulatory contact and the Pharmacovigilance contact an annual report on the regulatory and pharmacovigilance activities involving the Products in the Territory.

7.	FORECASTS AND ORDERING

7.1 Orders. Distributor shall use reasonable efforts to place orders for Products in an even and regular fashion so as to allow for efficient scheduling of KS’s production and warehousing. Distributor shall place a firm binding order in writing for Product to be delivered to it ninety (90) days after receipt of such order by KS (a “Binding Order”). A Binding Order may not be cancelled. KS shall notify Distributor when Product will be available for shipment. With each Binding Order, Distributor shall submit a forecast for the nine (9) months following such Binding Order (the “Forecast”).

7.2 Delivery Terms. KS shall deliver the ordered Products under CIP at the Distributor’s designated airport.

7.3 Transfer of Title and Risks. Title and risks with respect to the Products shall pass on to the Distributor as from the date of their delivery to the distributors designated airport in the Territory.

7.4 Additional Amounts. If the Binding Order is in excess of one hundred and twenty-five percent (125%) of Distributor’s Forecast for such quarter and KS does not have the excess amount in inventory, KS and Distributor shall discuss in good faith the timing for delivery of such additional amount.

7.5 Inability to Supply Products

7.5.1 Prorated Supply. If KS is unable, for any reason beyond the reasonable control of KS, to supply the full amount of Product which shall be the subject of any Binding Order for Products placed in accordance with the Forecast and accepted by KS, KS shall notify the Distributor of such shortage as soon as possible and shall allocate to the Distributor at least a prorated share of the amount of Product available (if any). Such prorated share shall be computed as follows: the Product to be delivered to the Distributor shall be equal to the total available Product, multiplied by a fraction, the numerator of which is the total number of Vials of the Product ordered by all KS customers, including its Affiliates. Such supply by KS shall be deemed to be in full and complete satisfaction of all obligations of KS under this Agreement concerning the quantity of Product to be supplied by KS to the Distributor in response to the corresponding firm order and concerning the timing of such supply.

8.	PRICE, UP FRONT AND TERMS

8.1 Price. The price to be paid by the Distributor to KS for the Product shall be *% of the Net Sales Price. The Net Sale Price will not be less than *% of the whole seller wholesaler price in the US.

8.2 Payment Terms. Distributor shall pay KS the net prices within net 90 days invoice date. Payments not made within such period shall bear interest after the due date at the lesser of (i) the maximum rate allowed by law and (ii) the prime rate (as it may be set from time to time) set forth in the Wall Street Journal, plus two (2) percentage points. KS reserves the right to change the method of any payment at any time and in KS’s sole discretion.

8.3 Failure to Pay. If Distributor fails to pay for Products other than because of a legitimate dispute, KS may suspend deliveries of the Product until full payment is received.

9.	TRADEMARKS

9.1 Trademark. Each Product will be marketed under KS’s trademark for such Product as set forth on Schedule 2, to the extent permitted by law, and provided there is no mutually agreed upon conflict with language or custom.

9.2 Packaging. Distributor shall make no modifications, additions to or alterations in such Products, labels, package inserts, or other materials without the prior written approval of KS. With respect to each Product labelled with a Trademark, such Trademark shall be prominently featured in all Distributor advertising and promotional material with respect to the Product. Any costs resulting from translations of the labels, package inserts or any other materials into the local language(s) required by law for marketing the Products in the Territory shall be the responsibility of Distributor, which shall advise KS in writing of such requirements and shall supply KS with copies of such translations.

9.3 Distributor Acquires No Rights. Distributor recognizes KS’s right, title and interest in and to the Trademarks and the Trade Name and Distributor shall not at any time do or suffer to be done any act or thing that would in any way impair KS’s property rights therein. Distributor shall not acquire, nor shall Distributor claim, any right, title, or interest in the Trade Name or the Trademarks by reason of Distributor’s performance of this Agreement or otherwise; the intention of the parties is that all use of the Trade Name and the Trademarks shall at all times inure to the benefit of KS. Distributor shall execute and deliver to KS any and all documents that KS may request to confirm in KS all right, title and interest in the Trade Name and the Trademarks. Any registrations by Distributor of the Trademarks shall be subject to the prior written consent of KS and shall be made on behalf of and in the name of KS unless otherwise agreed in writing between the parties.

9.4 Quality Assurance. In order to protect the value of the Trademarks, KS reserves the right to inspect Distributor’s facilities and methods of handling the Products for quality assurance purposes and to require Distributor to make such changes as KS requests.

9.5 Cooperation. Distributor shall cooperate with KS in transferring any appropriate rights in connection with the Trademarks and Trade Name to KS or its designee if KS desires have sold products or, if permitted under this Agreement, Products in the Territory other than by Distributor.

10.	INDEPENDENT CONTRACTOR

Distributor shall act solely as an independent contractor and nothing in this Agreement shall be construed to give Distributor the power or authority to act or contract for KS. Distributor shall not use the KS name or logo in a manner that might suggest Distributor is KS’s agent. Distributor shall not use the KS name or logo on its stationary, business cards, and advertising without the prior written consent of KS. All uses of the KS name or logo by Distributor must include a reference to the Distributor relationship and include Distributor’s name. In addition, Distributor shall not use the KS name or logo in any shareholder reports, press releases or other communications with the media or analysts, without the prior written consent of KS.

11.	TERM AND TERMINATION

11.1 Term. This Agreement shall have a term of ten (10) years from the Effective Date unless sooner terminated in accordance with this Agreement (the “Term”). Should KS be acquired or merge with another company during the Term or any subsequent term, this Agreement shall nevertheless continue in full force and effect.

11.2 Termination. Each party shall have the right to terminate this Agreement effective immediately upon written notice to the other party under the following circumstances:

(a) By either party if the other party is in material breach or default with respect to any term or provision hereof and fails to cure the same within thirty (30) days notice of said breach or default; or

(b) By either party if the other party is adjudged bankrupt, files or has filed against it any petition under any bankruptcy, insolvency or similar law, has a receiver appointed for its business or property, or makes a general assignment for the benefit of its creditors; or

11.3 Resulting Obligations. Upon termination or expiration of this Agreement:

(A) All rights to the Product shall revert to KS free of charge and Distributor shall have no further rights with respect to the Product;

(B) Distributor shall terminate any use of the Trademarks and the Trade Name and shall, at KS’s election, either destroy or return to KS at Distributor’s cost all literature, labels, or other materials, incorporating or bearing same. Distributor shall cooperate with KS and execute any and all documents requested by KS for the purpose of cancelling any registered user or other rights with respect to the Trade Name and the Trademarks that Distributor may have acquired in operating hereunder, or, at KS’s election, in transferring such rights to KS or its designee;

(C) Distributor shall cease using all information and technical and other data provided by KS relating to the Product, and shall, at KS’s option, return to KS or destroy all such data having physical form and all copies thereof, and shall continue to abide by its obligation of confidentiality set forth in Article 12 below;

(D) Distributor shall promptly assign or otherwise cause to be transferred to KS or KS’s designee all Marketing Approvals and any other government registrations or approvals having to do with the Product that are in Distributor’s name and shall make no further use of the same; and

(E) To the extent assignment or transfer of any Marketing Approval is not permitted under local law, Distributor shall cooperate in the cancellation of such Marketing Approval, and in the reissuance of the same to KS or KS’s designee.

12.	CONFIDENTIALITY

Distributor recognizes that information disclosed by KS is of proprietary value to KS and is to be considered highly confidential (“Confidential Information”). Distributor shall not use or disclose such Confidential Information to others (except its employees who reasonably require same for the purposes hereof and who are bound to it by a like obligation as to confidentiality)

without the express written permission of KS, except for Confidential Information that (i) can be demonstrated by written records to be known to Distributor from a source other than KS at the time of receipt; or (ii) was subsequently otherwise legally acquired by Distributor from a third party having an independent right to disclose the information; or (iii) is now or later becomes publicly known without breach of this Agreement by Distributor or any party that received such Confidential Information from Distributor.

13.	WARRANTIES

13.1 Products. KS warrants that the Products will meet the applicable Specifications until the expiration date on the Product package. KS may at any time, and from time to time, change said Specifications. Changes in Specifications of a Product may necessitate new submissions or registrations of such Product in accordance with Sections 4.2 and 6.5 hereof.

13.2 Defective Products. Within ten (10) days of receipt of a shipment of the Products, Distributor shall notify KS in writing of any apparent defects in the Products indicating the particular lot, time of delivery and the defective nature of the Products. Failure to notify KS in writing within ten (10) days of receipt shall be deemed approval and shall constitute a waiver of any rights Distributor may have with respect to any breach of the warranties set forth in this Article l3. Distributor shall hold all such defective material for inspection by a KS representative or, at KS’s election, return same to KS at KS’s expense. If the defective nature of the Product reported by Distributor to KS is a result of a failure on KS’s part, KS shall replace the same at no additional cost to Distributor. Replacement of such defective material shall be Distributor’s sole remedy and KS’s only liability hereunder.

14.	INDEMNIFICATION

14.1 Distributor. Distributor shall indemnify and hold KS harmless from and against any and all loss, including without limitation court costs and reasonable attorneys’ fees and expenses regardless of outcome, arising out of any and all governmental or private actions (whether by insurers under rights of Distributor subrogation or otherwise) that are related in any way (i) to Distributor’s handling, use, promotion, or sale of the Product or (ii) to any claim of failure by Distributor to comply with governmental regulatory requirements relating to the Product; or (iii) the failure to use the Product in accordance with approved labelling; or (iv) the death or from any injury to any person or any damage to or any loss of property arising out of or resulting from the storage or handling of the Product or others after delivery to Distributor or (v) any death or injury resulting from the use of the Product in the Territory other than in accordance with the US approved labelling.

14.2 KS. KS shall indemnify and hold Distributor harmless from and against any and all loss, including, without limitation, court costs and reasonable attorneys’ fees and expenses regardless of outcome, arising out of any and all governmental or private actions based upon (i) a breach by KS of KS’s warranty of the Products meeting Specifications or (ii) the death or from any injury to any person or any damage to or any loss of property arising out of or resulting from the quality, conditions, or proper and intended use of the Products purchased by Distributor from KS or any other supplier designated by KS under this Agreement, except to the extent caused by storage or handling of such Products by Distributor or others after delivery to Distributor or if the Product not used in accordance with United States approved labelling.

14.3 Notice of Claim to Indemnification. In the event of any claim being made against a party hereto (the “Indemnified Party”) for which the other party (the “Indemnifying Party”) has agreed to indemnify the Indemnified Party pursuant to this Article 14, the Indemnifying Party shall be promptly notified thereof and the Indemnifying Party may, in its discretion and at any time, assume and control all negotiations for the settlement of the same and any litigation (including, but not limited to, the defense of any claim) that may arise therefrom regardless of whether it is the Indemnified Party or the Indemnifying Party. The Indemnified Party shall provide such assistance with respect to any settlement or litigation efforts by the Indemnifying Party as the Indemnifying Party may reasonably request. Subject to the other provisions of this Article 14, the Indemnifying Party may, at its sole expense, participate in the defense of any claim hereunder with counsel of its own choice.

14.4 Corrective Action. Distributor shall be responsible for, coordinate and conduct any corrective action required for Products and keep all lot specific and customer information necessary for such corrective action. If such corrective action is occasioned by the fault of KS, KS shall bear the cost (except Distributor’s labor costs) of any Product corrective action and shall replace, at no cost to Distributor, all Products affected thereby. KS’s responsibility is limited to cases where KS has agreed to the necessity for such corrective action or a regulatory agency has mandated such action; in all other cases, Distributor shall bear the cost of such corrective action.

15.	FORCE MAJEURE

Neither party shall be liable for any delay or default in such party’s performance hereunder if such default or delay is caused by events beyond such party’s reasonable control including, but not limited to, acts of God, war or insurrection, civil unrest, disease or calamity affecting the strain used in the production of Products, compliance with a governmental authority, destruction of productive facilities or materials by earthquake, fire, flood or storm, labor disturbances, epidemic, failure of suppliers, public utilities or common carriers.

16.	RIGHT OF FIRST NEGOTIATION

If KS will have marketing rights for other products for the Territory, KS will grant the Distributor the right to negotiate with KS before KS negotiates with any other distributor in order for KS and the Distributor to reach a mutually acceptable agreement for the Distributor to obtain these marketing rights. If Head’s of Terms are not agreed within 60 days KS will be free to pursue other alternative distributors.

17.	SUCCESSORS IN INTEREST

This Agreement shall remain in full force and effect in the event that KS merges with and into a successor corporation or a controlling interest in KS’s capital stock is acquired by another party.

18.	ARBITRATION

Any dispute controversy or claim arising out of or relating to this Agreement, or the breach or termination thereof, shall be settled by final and binding arbitration in accordance with the International Chamber of Commerce Rules. The place of arbitration shall be London, UK. The arbitrators shall apply the law of the United Kingdom (regardless of its or any other jurisdiction’s choice of law principles). The language to be used in the arbitration proceedings shall be English.

19.	NOTICE

Any notice required or permitted to be given hereunder shall be deemed sufficient if sent by facsimile letter or overnight courier, or delivered by hand to KS or Distributor at the respective addresses set forth below or at such other address as either party hereto may designate. If sent by facsimile letter, notice shall be deemed given when the transmission is completed if the sender has a confirmed transmission report. If a confirmed transmission report does not exist, then the notice will be deemed given when the notice is actually received by the person to whom it is sent. If delivered by overnight courier, notice shall be deemed given when it has been signed for. If delivered by hand, notice shall be deemed given when received.

All notices to KS shall be addressed as follows:

KS Biomedix Limited

1 Occam Court

Surrey Research Park

Guildford

Surrey

GU2 7HJ

UK

Attention: CEO

All notices to Distributor shall be addressed as follows:

Distributor

Medison Pharma Ltd.

10 Hashiloach St. P.O.B. 7090

Petach Tikva

Israel

Attention: President

20.	SURVIVAL

The provisions of Sections 6.2, 9.5 and 11.3, and Articles 12, 13, 14, and 21, and shall survive expiration or termination of this Agreement.

21.	ADDITIONAL TERMS

21.1 Entire Agreement. This Agreement constitutes the entire understanding between the parties with respect to the Products, and supersedes and replaces all previous negotiations, understandings, representations, writings, and contract provisions and rights relating to the subject matter hereof. The parties agree that all supply and distribution of the Products hereunder shall be subject to and governed by the terms and provisions set forth herein, and none of the terms and conditions contained on any purchase or order form, invoice, or other writing, shall have any effect or change the provisions of this Agreement unless it is signed and delivered by both parties and it clearly indicates that the parties intend to vary the terms hereof.

21.2 Amendments; No Waiver. No provision of this Agreement may be amended, revoked or waived except by writing signed and delivered by an authorized officer of each party. Any waiver on the part of either party of any breach or any right or interest hereunder shall not imply the waiver of any subsequent breach or waiver of any other right or interest.

21.3 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect.

21.4 Headings. The descriptive headings are inserted for convenience of reference only and are not intended to be part of or to affect the meaning of or interpretation of this Agreement.

21.5 Counterparts. This Agreement will be executed in counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

21.6 Language. This Agreement is written in the English language and no translation of this Agreement into any other language(s) shall have any force or effect on the construction or meaning of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives to be effective as of the Effective Date.

KS BIOMEDIX PLC.		MEDISON PHARMA LTD.

By:	/s/ I. Miscampbell	By:	/s/ Meir Jakobsohn
Meir Jakobsohn
President & COO

Date:	18 September 2002	Date:	23/07/02

Place:		Place:

By:		By:
Shmuel Berkovich
C.E.O.

Date:	18/9/2002	Date:	23/07/02

Place:		Place:

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives to be effective as of the Effective Date.

KS BIOMEDIX PLC.		MEDISON PHARMA LTD.

By:	/s/ I. Miscampbell	By:	/s/ Meir Jakobsohn
Meir Jakobsohn
President & COO

Date:	18 September 2002	Date:	23/07/02

Place:		Place:

By:	/s/ S. J. Powell	By:	/s/ Shmuel Berkovich
Shmuel Berkovich
C.E.O.

Date:	18 September 2002	Date:	23/07/02

Place:		Place:

Schedule 1: Description and name of Products

TransMID is a conjugate of a modified diphtheria toxin (CRM107) and human transferrin (Tf) joined by a stable, non-reducible thioether bond. CRM107 is derived from Corynebacterium diphtheriae fermentation. The modification of CRM107 consists of a single amino acid substitution in the B chain (phenylalanine for serine at position 525). Human transferrin is obtained from blood plasma through a cGMP fractionation process.

Schedule 2: Trademarks

Packaging of products, Design and Printing of Labels

TransMID